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                          July 16, 2020

       Corey Sanders
       Chief Financial Officer
       MGM Resorts International
       3600 Las Vegas Boulevard South
       Las Vegas, NV 89109

                                                        Re: MGM Resorts
International
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 001-10362

       Dear Mr. Sanders:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures , page 40

   1. We understand that you use Adjusted EBITDAR as a valuation measure. Please tell us why you believe it is
appropriate to present this measure on a comparable basis.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Corey Sanders
MGM Resorts International
July 16, 2020
Page 2

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameCorey Sanders                         Sincerely,
Comapany NameMGM Resorts International
                                                        Division of Corporation
Finance
July 16, 2020 Page 2                                    Office of Real Estate &
Construction
FirstName LastName